2-28-02

1026527

02012117

ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 07 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

International Thunderbird Gaming Corporation

11545 West Bernardo Ct., Suite 307, San Diego, CA 92127
(Address of principal executive office)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☑ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Thunderbird Gaming Corporation
(Registrant)

Date: March 5, 2002

Jack R. Mitchell

Jack R. Mitchell, President & CEO

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE **February 12, 2002**

Contact: Investor Relations
Alex Winch
Phone: (416) 712-1488 or (858) 451-3637
e-mail: info@thunderbirdgaming.com

Nicaragua Merger

International Thunderbird Gaming Corporation (TSE - INB) is pleased to announce a Letter of Intent to merge Thunderbird de Nicaragua S.A., which owns and operates the Fiesta Casino at the Intercontinental-Managua with Hopewell Limited, Inc., a Nicaraguan casino owner and operator. Thunderbird and Hopewell Limited will each own 50% of the merged entity under the following terms and conditions:

1. Thunderbird will buy-out all minority interest in Thunderbird De Nicaragua S.A. and contribute its 100% ownership interest to the merged company.

2. Hopewell will contribute its 100% ownership interests in the Pharaoh Casinos in Managua, Masaya and Montelimar to the merged company.

3. Thunderbird will pay the owners of Hopewell Limited US$1.2 million and contribute $300,000 to the working capital of the merged company.

4. All shareholder debt on the books of Thunderbird de Nicaragua and Hopewell Limited will be extinguished at the time of closing.

5. Mark McKnight, current majority owner of the Hopewell Group, will sign a two-year employee agreement to manage the merged entity.

6. The parties anticipate future expansions in Nicaragua, including additions to the Fiesta Casino in the Intercontinental, Managua.

Thunderbird and Hopewell have agreed to explore new gaming businesses in Nicaragua El Salvador, Honduras, Belize and Costa Rica. These new opportunities will be exclusively managed through the merged company.

Thunderbird is delighted to proceed in consummating this merger. The merged company will utilize its overall resources to increase its market share in Nicaragua while combining management resources to increase business development in Central America.

11545 West Bernardo Ct., Suite 307, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

We welcome Mark McKnight and his talented team to International Thunderbird Gaming Corporation.

The parties shall have access to each operation for thirty (30) days to complete their respective due diligence and enter into final binding agreements to consummate the merger. Closing of the merger transaction is expected within 60 days.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.